UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Immunocore Holdings plc

(Name of Issuer)

Ordinary Shares, nominal value £0.002 per share

(Title of Class of Securities)

54258D105**

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”). Each one ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares

1.	Names of Reporting Persons Eli Lilly S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,548,145(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,548,145(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,548,145(1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

As described in Items 5-9 above, Eli Lilly S.A. (“Lilly S.A.”) directly holds 2,548,145 shares of the Issuer’s Common Stock. Eli Lilly and Company (“Eli Lilly”) has voting and dispositive power over the shares held by Lilly S.A. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Lilly S.A.

(2)	This percentage is calculated based upon 43,841,931 outstanding shares of Common Stock of the Issuer, as set forth in Exhibit 99.1 to the Issuer’s Form 6-K, filed on November 10, 2021.

1.	Names of Reporting Persons Eli Lilly and Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,548,145(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,548,145(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,548,145(1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)

As described in Items 5-9 above, Lilly S.A. directly holds 2,548,145 shares of the Issuer’s Common Stock. Eli Lilly has voting and dispositive power over the shares held by Lilly S.A. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Lilly S.A.

(2)	This percentage is calculated based upon 43,841,931 outstanding shares of Common Stock of the Issuer, as set forth in Exhibit 99.1 to the Issuer’s Form 6-K, filed on November 10, 2021.

Item 1.	Name of Issuer

(a)	Name of Issuer:

Immunocore Holdings plc

(b)	Address of Issuer’s Principal Executive Offices:

92 Park Drive

Milton Park

Abingdon, Oxfordshire OX14 4RY

United Kingdom

Item 2.	Name of Person Filing

(a)	Name:

Eli Lilly S.A.

Eli Lilly and Company

(b)	Address of Principal Business Office:

c/o Lilly Corporate Center

Indianapolis, Indiana 46285

(c)	Citizenship:

Eli Lilly S.A.                                    Switzerland société anonyme

Eli Lilly and Company                     Indiana corporation

(d)	Title of Class of Securities:

Ordinary Shares, nominal value £0.002 per share

(e)	CUSIP Number:

54258D105

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

All ownership information is as of December 31, 2021.

(a)	Amount Beneficially Owned: See Item 9 of Cover Sheet.

(b)	Percent of Class: See Item 11 of Cover Sheet.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: See Item 5 of Cover Sheet.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Sheet.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Sheet.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Sheet.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Member of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022	ELI LILLY S.A.

	By:	*
Authorized Signatory

ELI LILLY AND COMPANY

	By:	**
Authorized Signatory

/s/ Christopher Anderson
*By:	Christopher Anderson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney for Eli Lilly S.A. filed on the date hereof with the Securities and Exchange Commission and attached as an exhibit hereto.

/s/ Christopher Anderson
**By:	Christopher Anderson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney for Eli Lilly and Company filed on the date hereof with the Securities and Exchange Commission and attached as an exhibit hereto.